SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Isuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2000

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F __X__          Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____          No __X__

THIS REPORT IS INCORPORATED BY REFERENCE IN THE PROSPECUTSES CONTAINED IN POST EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT NO. 33-16927 ON FORM S-8, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-69694 ON FORM F-3, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-90398 ON FORM S-8, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-7374 ON FORM F-3 AND REGISTRATION STATEMENT NO. 333-5998 ON FORM S-8 FILED BY THE REGISTRANT UNDER THE SECURITIES ACT OF 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 20, 2000	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner

Contact:	Nancy Bobrowitz	Tel: 212-603-3345
Senior Vice President, Corporate Communications Reuters America Inc. nancy.bobrowitz@reuters.com

Adam Wolf	Tel: 212-603-3581
Manager, Media Relations Reuters America Inc. adam.wolf@reuters.com

Peter Szekely	Tel: 212-575-1580
Newspaper Guild of New York

REUTERS, NEWSPAPER GUILD REACH AGREEMENT

New York, March 17, 2000 — Reuters and the Newspaper Guild of New York, CWA Local 31003, announced that they have reached a tentative settlement on a new five-year collective bargaining agreement. The Guild represents about 600 of the 2,300 Reuters America staff in the United States. About half of the Guild staff are journalists. The contract, which is subject to ratification, ends more than two and a half years of intense negotiations.

The agreement addresses the company’s competitive needs while preserving meaningful employment security for Guild-represented employees, expands the range of scheduling options for staff and provides for compensation improvements that include wage increases totaling 20.5 percent during the life of the contract, which is retroactive to 1998.

Barry Lipton, President, Newspaper Guild of New York, said: “This agreement helps ensure that our members, who have contributed so much to the success of Reuters, will continue to have a home with the company and that the Guild will be able to grow with the company as it faces new competitive challenges. We are hopeful that our members will give it their full support.”

Thomas H. Glocer, Chief Executive of Reuters America, said: “I’m delighted that 2-1/2 years of tough negotiating on both sides resulted in an agreement that will foster cooperation and growth. We have a very bright future before us and we can all now turn our full attention to growing our business in the Americas.”

END

Editors Note:

Reuters America Inc. is the chief American operating entity of Reuters Group PLC (NASDAQ: RTRSY). Reuters supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures. It reaches over 521,000 users in 52,800 locations and extensively uses internet technologies for wider distribution of information and news. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. Reuters provides news and information to over 900 Internet sites reaching an estimated 40 million viewers monthly. Reuters is the world’s largest news and television agency with 2,101 journalists, photographers and camera operators in 184 bureaux serving 154 countries. News is published in 23 languages. The Group employed 16,548 staff in 212 cities in 97 countries at December 31, 1999.

For more details see http://www.reuters.com/aboutreuters

Reuters and the sphere logo are the trademarks of the Reuters Group of companies.

22 March 2000	No: 08 /00

ROWLEY TO TAKE FULL TIME ROLE AT REUTERSPACE

London - Reuters, the information and news group, announced today that Finance Director Rob Rowley is to take on full-time responsibility for Reuterspace as its Chief Executive.

The establishment of Reuterspace was announced on 8 February when Reuters unveiled its new strategy for the internet age. The division groups together businesses and assets outside Reuters core financial markets to realise the many opportunities offered by the Internet. Reuterspace will target a wider customer base in the business-to-business, consumer finance and media markets.

Rob Rowley, 50, will relinquish his role as Reuters Finance Director as soon as a new finance director is appointed.

Sir Christopher Hogg, Reuters Chairman, said: “This change in Rob’s responsibilities reflects the importance we place on the new initiatives we set out on 8 February. Reuterspace has a key role to play in the realisation of our goal to accelerate our use of web technologies to open new markets.”

As Chief Executive Reuterspace, Rob Rowley will work closely with Jeremy Penn, who is appointed Executive Vice President Strategy and Marketing, Reuterspace and David Turner who will become Chief Financial Officer for the Reuterspace division. This team will establish and execute the strategy for Reuterspace.

End

Contact:

Peter.V.Thomas	Tel: 020 7542 4890
Director, Media Relations peter.v.thomas@reuters.com

Geoff Wicks	Tel: 020 7542 8666
Director, Corporate Relations geoff.wicks@reuters.com

Adrian Duffield	Tel: 020 7542 4728
Manager, Group Corporate Relations adrian.duffield@reuters.com

Note to editors

Rob Rowley —Biography

Chief Executive of Reuterspace division. Finance Director since 1990. Joined Reuters in 1978, taking financial responsibility for Europe in 1981. He became Joint Company Secretary in 1988, Group Financial Controller in 1989, and Company Secretary from 1991 to 1993. Responsible for new business information products, media and new business ventures since 1996. Non-executive director Prudential plc since July 1999.

Reuterspace

Reuterspace was established as a separate business division in July 1999 when it was known as Reuters Ventures. Renamed Reuterspace in February 2000, it includes Reuters Media providing services for both the traditional and new media markets; Reuters Enterprise for the business-to-business markets; Reuters Personal for the retail finance markets; Reuters Mobile for the wireless markets; Reuters Greenhouse Fund; and Reuters Partners which will work with amongst others TIBCO Software and Factiva.

Reuters

Reuters supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures. It reaches over 521,000 users in 52,800 locations and extensively uses internet technologies for wider distribution of information and news. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. Reuters provides news and information to over 900 Internet sites reaching an estimated 40 million viewers. Reuters is the world’s largest news and television agency with 2,100 journalists, photographers and camera operators in 184 bureaux serving 154 countries. News is published in 23 languages. Instinet, an international electronic agency stockbroker, is an independently managed subsidiary of Reuters. The Group employed 16,548 staff in 212 cities in 97 countries at 31 December 1999.

For more details see www.reuters.com/mediapack/

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

Contact:	Adam Wolf	Tel: 212-603-3581
Manager Media Relations Reuters America Inc. adam.wolf@reuters.com

Rachel Honig/Francine Vassallo	Tel: 212-725-4500
G.S. Schwartz & Co. rhonig@schwartz.com fvassallo@schwartz.com

REUTERS LAUNCHES NORTH AMERICAN CAPITAL MARKETS SERVICE

Information and Data Package Includes
Dow Jones Newswires’ Capital Markets Report

New York, March 27, 2000 —Reuters today announced the launch of North American Capital Markets (NACAP), a fixed-income information service for financial professionals focused on North American markets. NACAP will be Reuters' flagship fixed income service for customers in the U.S. and Canada, and represents the first time Dow Jones Newswires’ Capital Markets Report will be included in a market data service from Reuters at no additional charge.

NACAP provides users real-time information from fixed-income, foreign exchange, money and equity markets, Reuters International Treasury News, and Dow Jones Capital Markets Report. The combination of Dow Jones news and Reuters data and news gives NACAP users a comprehensive suite of real-time quotes, pricing, rates and news.

Reuters International Treasury News offers NACAP clients global coverage of all international fixed-income, money and foreign exchange markets; economic news and analysis of key economic indicators; derivatives and interest rate news; and specialist coverage of all major types of debt instruments.

Dow Jones Capital Markets Report brings NACAP real-time news, analysis and market commentary tailored for members of the fixed income markets. The real-time news service includes extensive, market-moving coverage of U.S. Treasury, corporate and agency markets, government securities from around the world, derivatives, major currencies and stock markets. Dow Jones Capital Markets Report also offers exclusive market analysis by its staff columnists and economists, as well as Dow Jones Market Talk, rolling market comment, updated from around the world.

-more-

Reuters/Dow Jones p.2

Jim Donoghue, Dow Jones Newswires’ Vice President of Sales and Marketing, said: “Dow Jones Newswires is pleased to provide Reuters our Capital Markets Report for their new North American Capital Markets service. The complement of the two news services will offer customers the most complete global debt and money news available.”

Glenn Wright, Vice President, Marketing, Reuters America Fixed-Income Products, said: “We’re excited to be offering our clients the unparalleled combination of news and data presented in North American Capital Markets. The packaging of Dow Jones Capital Markets Report with an already-rich collection of Reuters data, makes this a stand-out information offering for any professional who works in the North American markets.”

The service is available in North America through the Reuters sales team. Six months of historical news will also be included in the package at no additional charge.

END

Editors’ Note:

About Dow Jones Newswires

Dow Jones Newswires provides real-time news for financial professionals across five asset classes: equities, fixed income, foreign exchange, commodities and energy. In addition to Dow Jones Newswires, Dow Jones & Company (NYSE:DJ) publishes The Wall Street Journal and its international and interactive editions, Barron’s and Smart Money magazines and other periodicals, Dow Jones Indexes, and the Ottaway group of community newspapers. Dow Jones is co-owner with Reuters of Factiva, with Excite@Home of Work.com and with NBC of the CNBC television operations in Europe and Asia. Dow Jones also provides news content to CNBC in the U.S.

About Reuters

Reuters (NASDAQ: RTRSY) supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures. It reaches over 521,000 users in 52,800 locations and extensively uses Internet technologies for wider distribution of information and news. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. Reuters provides news and information to over 900 Internet sites reaching an estimated 40 million viewers. Reuters is the world’s largest news and television agency with 2,101 journalists, photographers and camera operators in 184 bureaux serving 154 countries. News is published in 23 languages. Instinet, an international electronic agency stockbroker, is an independently managed subsidiary of Reuters. The Group employed 16,548 staff in 212 cities in 97 countries at December 31, 1999.

For more details see www.reuters.com/mediapack/

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

The Manager
Company Announcements Office
Primary Markets Division
London Stock Exchange Tower
Old Broad Street
London EC2N 1HP

29th March 2000

Dear Sir

REUTERS HOLDING PLC

AVS Security Number: 575641

I enclose notification of share sale transactions undertaken by the Chief Executive of Reuters Group PLC, Peter Job and his wife, Mrs Christine Job.

If there are any queries, please contact J Buswell, Group Regulatory Adviser.

Yours faithfully,

Janice Buswell
Group Regulatory Advisor

Enc.

cc:	Chairman PJ ROR RES Martin G Wicks B Pringle (Hoare Govett)

AVS No. 575641	Ref: New

The London Stock Exchange Primary Markets Old Broad Street, London EC2N 1HP Telephone 0171-797-3850 STX 33850

PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

DEALINGS BY DIRECTORS

1)	NAME OF COMPANY

Reuters Group PLC

2)	NAME OF DIRECTOR

Peter James Denton Job

3)	Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

(a)	Director
(b)	Spouse

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

(a)	Peter James Denton Job
(b)	Christine Job

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

(a) and (b) Sale of Shares

7)	Number of shares/amount of stock acquired

N/A

8)	( . %) of issued Class

9)	Number of shares/amount of stock disposed

(a)	1,000
(b)	3,350

10)	( . %) Less than 1% of issued Class

11)	Class of security Ordinary Shares

12)	Price per share

(a)	1402p
(b)	1485p

13)	Date of transaction

(a)	28 March 2000
(b)	14 March 2000

14)	Date company informed

(a)	28 March 2000
(b)	14 March 2000

15)	Total holding following this notification

(a)	214,951 shares
(b)	5,693 shares

16)	Total percentage holding of issued class following this notification

Less than 1%

IF A DIRECTOR HAS BEEN GRANTED LTIP AWARDS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17)	Date of grant

18)	Period during which or date on which exercisable

19)	Total amount paid (if any) for grant of the option

20)	Description of shares or debentures involved: class, number

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22)	Total number of shares or debentures over which options held following this notification

23)	Any additional information

24)	Name of contact and telephone number for queries

Ms J. M. Buswell (0171) 542 8187

25)	Name and signature of authorised company official responsible for making this notification

Date of Notification 29 March 2000

J. M. Buswell, Group Regulatory Adviser

International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd. Registered Office: The Stock Exchange, London, EC2N 1HP